SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NeueHealth, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

10920V 404

(CUSIP Number)

Jennifer Y. Ishiguro

StepStone Group LP

4225 Executive Square, Suite 1600

La Jolla, CA 90237

(858) 558-9700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10920V 404

1.	Names of Reporting Persons. StepStone Group LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 543,776
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 543,776

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 543,776
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 10920V 404

1.	Names of Reporting Persons. StepStone VC Global Partners VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,152
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,152

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,152
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 10920V 404

1.	Names of Reporting Persons. StepStone VC Global Partners VII-B, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 65,314
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 65,314

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,314
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 10920V 404

1.	Names of Reporting Persons. StepStone VC Global Partners VII-D, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,661
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,661

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,661
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) < 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 10920V 404

1.	Names of Reporting Persons. StepStone VC Global Partners VII-S, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,309
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,309

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,309
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) < 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 10920V 404

1.	Names of Reporting Persons. StepStone VC Opportunities IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 263,238
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 263,238

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 263,238
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 10920V 404

1.	Names of Reporting Persons. StepStone Master G, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 28,632
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 28,632

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,632
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 10920V 404

1.	Names of Reporting Persons. AU Special Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 103,080
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 103,080

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,080
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 10920V 404

1.	Names of Reporting Persons. StepStone VC Opportunities VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 54,778
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 54,778

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,778
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 10920V 404

1.	Names of Reporting Persons. StepStone VC Opportunities VI-D, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,129
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,129

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,129
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) < 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 10920V 404

1.	Names of Reporting Persons. StepStone VC Opportunities V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,070
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,070

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,070
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 10920V 404

1.	Names of Reporting Persons. StepStone Opportunities V-D, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,413
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,413

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,413
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) <0.1%
14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is amended and restated as follows:

This Schedule 13D relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of NeueHealth, Inc. f/k/a Bright Health, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 9250 NW 36th St. Suite 420, Doral, Florida 33178.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and restated as follows:

(a)

This Schedule 13D is being filed by StepStone VC Global Partners VII, L.P., StepStone VC Global Partners VII-B, L.P., StepStone VC Global Partners VII-D, L.P., StepStone VC Global Partners VII-S, L.P., AU Special Investments, L.P., StepStone VC Opportunities IV, L.P, StepStone VC Opportunities VI, L.P., StepStone VC Opportunities VI-D, L.P., StepStone Master G, L.P., StepStone Opportunities V, L.P. and StepStone VC Opportunities V-D, L.P. (collectively, the “Funds”), and StepStone Group LP (“StepStone”). StepStone is the investment manager of the Funds. StepStone Group Holdings LLC (“StepStone Group Holdings”) is the general partner of StepStone, and StepStone Group Inc. is the sole managing member of StepStone Group Holdings. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	The address of the principal business office of the Reporting Persons is 4225 Executive Square, Suite 1600, La Jolla, CA 90237.

(c)	The principal business of the Reporting Persons is to be a global private markets investment firm focused on providing customized investment solutions and advisory and data services to its clients.

(d)	During the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons is a Delaware limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

On October 10, 2022, certain of the Reporting Persons entered into an investment agreement (the “Investment Agreement”) with the Issuer whereby they purchased 2,100 shares of the Issuer’s Series B Convertible Perpetual Preferred Stock, par value $0.0001 per share (the “Preferred Stock”) for an aggregate purchase price of $2.1 million, or $1,000 per share. The Preferred Stock is convertible at the option of StepStone (subject to the expiration or early termination of the applicable waiting period, if any, under the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended) into the number of shares of Common Stock equal to the quotient of (a) the sum of (i) the liquidation preference (initially $1,000 plus increases for compounded dividends) plus (ii) the accrued dividends with respect to each share of Preferred Stock as of the applicable conversion date divided by (b) the conversion price (initially approximately $1.4169) as of the applicable conversion date, subject to anti-dilution adjustments. As a result, StepStone may be deemed to beneficially own 18,526 additional shares of Common Stock.

The foregoing summary of the Investment Agreement does not purport to be complete and is qualified in its entirety by reference to the Investment Agreement which is filed as an exhibit hereto and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 8,000,327 outstanding shares of Common Stock as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2024 and assumes the conversion of all shares of the Issuer’s Preferred Stock held by StepStone VC Opportunities IV-D, L.P., StepStone VC Opportunities V, L.P. and StepStone VC Opportunities V-D, L.P. into 18,526 shares of Common Stock.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)

Aside from the information set forth in Item 3 of this Schedule 13D, which is incorporated by reference into this Item 5(c), none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

The information set forth in Item 3 of this Schedule 13D is incorporated by reference into this Item 6.

Preferred Stock Registration Rights Agreement

In connection with the sale of the Preferred Stock pursuant to the Investment Agreement, the Issuer and certain of the Reporting Persons entered into the Third Amended and Restated Registration Rights Agreement (the “Third Amended and Restated Registration Rights Agreement”), pursuant to which the Isuser agreed to amend and restate in its entirety the existing Registration Rights Agreement, as amended, to provide StepStone certain customary registration and other rights, including shelf registration rights, which respect to the shares of the Issuer’s Common Stock.

The foregoing summary of the Third Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Third Amended and Restated Registration Rights Agreement which is filed as an exhibit hereto and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 5 Joint Filing Agreement

Exhibit 6 Investment Agreement, dated October 10, 2022 (incorporated by reference to Exhibit 10.1 of Bright Health Group Inc.’s Current Report on Form 8-K filed on October 11, 2022)

Exhibit 7 Third Amended and Restated Registration Rights Agreement, dated October 17, 2022 (incorporated by reference to Exhibit 10.1 of Bright Health Group Inc.’s Current Report on Form 8-K filed on October 18, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

STEPSTONE GROUP LP

By:	StepStone Group Holdings, LLC,
its general partner

By:	/s/ Jennifer Y. Ishiguro
Name: Jennifer Y. Ishiguro
Title: Chief Legal Officer & Secretary

STEPSTONE VC GLOBAL PARTNERS VII, L.P.

By:	StepStone Group LP, its investment manager

By:	StepStone Group Holdings, LLC,
its general partner

By:	/s/ Jennifer Y. Ishiguro
Name: Jennifer Y. Ishiguro
Title: Chief Legal Officer & Secretary

STEPSTONE VC GLOBAL PARTNERS VII-B, L.P.

By:	StepStone Group LP, its investment manager

By:	StepStone Group Holdings, LLC,
its general partner

By:	/s/ Jennifer Y. Ishiguro
Name: Jennifer Y. Ishiguro
Title: Chief Legal Officer & Secretary

STEPSTONE VC GLOBAL PARTNERS VII-D, L.P.

By:	StepStone Group LP, its investment manager

By:	StepStone Group Holdings, LLC,
its general partner

By:	/s/ Jennifer Y. Ishiguro
Name: Jennifer Y. Ishiguro
Title: Chief Legal Officer & Secretary

STEPSTONE VC GLOBAL PARTNERS VII-S, L.P.

By:	StepStone Group LP, its investment manager

By:	StepStone Group Holdings, LLC,
its general partner

By:	/s/ Jennifer Y. Ishiguro
Name: Jennifer Y. Ishiguro
Title: Chief Legal Officer & Secretary

AU SPECIAL INVESTMENTS, L.P.

By:	StepStone Group LP, its investment manager

By:	StepStone Group Holdings, LLC,
its general partner

By:	/s/ Jennifer Y. Ishiguro
Name: Jennifer Y. Ishiguro
Title: Chief Legal Officer & Secretary

STEPSTONE VC OPPORTUNITIES IV, L.P.

By:	StepStone Group LP, its investment manager

By:	StepStone Group Holdings, LLC,
its general partner

By:	/s/ Jennifer Y. Ishiguro
Name: Jennifer Y. Ishiguro
Title: Chief Legal Officer & Secretary

STEPSTONE VC OPPORTUNITIES VI, L.P.

By:	StepStone Group LP, its investment manager

By:	StepStone Group Holdings, LLC,
its general partner

By:	/s/ Jennifer Y. Ishiguro
Name: Jennifer Y. Ishiguro
Title: Chief Legal Officer & Secretary

STEPSTONE VC OPPORTUNITIES VI-D, L.P.

By:	StepStone Group LP, its investment manager

By:	StepStone Group Holdings, LLC,
its general partner

By:	/s/ Jennifer Y. Ishiguro
Name: Jennifer Y. Ishiguro
Title: Chief Legal Officer & Secretary

STEPSTONE MASTER G, L.P.

By:	StepStone Group LP, its investment manager

By:	StepStone Group Holdings, LLC,
its general partner

By:	/s/ Jennifer Y. Ishiguro
Name: Jennifer Y. Ishiguro
Title: Chief Legal Officer & Secretary

STEPSTONE VC OPPORTUNITIES V, L.P.

By:	StepStone Group LP, its investment manager

By:	StepStone Group Holdings, LLC,
its general partner

By:	/s/ Jennifer Y. Ishiguro
Name: Jennifer Y. Ishiguro
Title: Chief Legal Officer & Secretary

STEPSTONE VC OPPORTUNITIES V-D, L.P.

By:	StepStone Group LP, its investment manager

By:	StepStone Group Holdings, LLC,
its general partner

By:	/s/ Jennifer Y. Ishiguro
Name: Jennifer Y. Ishiguro
Title: Chief Legal Officer & Secretary